EXHIBIT 11.2

                  BAIRNCO CORPORATION AND SUBSIDIARIES
           CALCULATION OF BASIC AND DILUTED EARNINGS PER SHARE
         FOR THE SIX MONTHS ENDED JULY 1, 2000 AND JULY 3, 1999
                               (Unaudited)


                                               2000          1999
BASIC EARNINGS PER COMMON SHARE:

Net income                                     $5,030,000    $4,584,000

Average common shares outstanding               7,681,000     8,052,000

Basic Earnings Per Common Share                $     0.65    $     0.57


DILUTED EARNINGS PER COMMON SHARE:

Net income                                     $5,030,000    $4,584,000

Average common shares outstanding               7,681,000     8,052,000
Common shares issuable in respect to options
 issued to employees with a dilutive effect       105,000        37,000
Total diluted common shares outstanding         7,786,000     8,089,000

Diluted Earnings Per Common Share              $     0.65    $     0.57